United States
          Securities and Exchange Commission
                Washington, D.C.  20549

                     Schedule 13G
       Under the Securities Exchange Act of 1934
                   (Amendment No. 1)


              R.H. Donnelley Corporation
        ---------------------------------------
                   (Name of Issuer)


             Common Stock, $1.00 par value
        ---------------------------------------
            (Title of Class of Securities)


                      74955W-30-7
        ---------------------------------------
                    (CUSIP Number)


                   December 31, 1999
        ---------------------------------------
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)
[ ]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                     Schedule 13G

CUSIP No. 74955W-30-7

1.   NAME OF REPORTING PERSON.
          Institutional Capital Corporation
     S.S. or IRS IDENTIFICATION NO. OF ABOVE PERSON.
          36-3797034
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

          (a)  [ ]
          (b)  [X]  Joint filing pursuant to Rule 13d-1(k)(1)

3.   SEC USE ONLY.


4.   CITIZENSHIP OR PLACE OF ORGANIZATION.
          Delaware corporation; Illinois place of business

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.   SOLE VOTING POWER.
          2,824,800

6.   SHARED VOTING POWER.
          0

7.   SOLE DISPOSITIVE POWER.
          2,906,000

8.   SHARED DISPOSITIVE POWER.
          0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
          2,906,000

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES.
          N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9).
          8.7%

12.  TYPE OF REPORTING PERSON.
          IA

                     Schedule 13G

CUSIP No. 74955W-30-7

1.   NAME OF REPORTING PERSON.
          Robert H. Lyon
     S.S. or IRS IDENTIFICATION NO. OF ABOVE PERSON.
          ###-##-####
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

          (a)  [ ]
          (b)  [X]  Joint filing pursuant to Rule 13d-1(k)(1)

3.   SEC USE ONLY.


4.   CITIZENSHIP OR PLACE OF ORGANIZATION.
          U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.   SOLE VOTING POWER.
          2,824,800

6.   SHARED VOTING POWER.
          0

7.   SOLE DISPOSITIVE POWER.
          2,906,000

8.   SHARED DISPOSITIVE POWER.
          0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
          2,906,000

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES.
          N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9).
          8.7%

12.  TYPE OF REPORTING PERSON.
          IN

CUSIP No. 74955W-30-7

ITEM 1(a). NAME OF ISSUER
     R.H. Donnelley Corporation

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
     One Manhattanville Road
     Purchase, New York  10577

ITEM 2(a). NAME OF PERSON FILING
     1) Institutional Capital Corporation
     2) Robert H. Lyon

Attached as Exhibit 1 is a copy of an agreement between the persons filing (as specified above) that this
Schedule 13G is being filed on behalf of each of them.

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OF EACH OF THE PERSONS
           SPECIFIED IN 2(A) ABOVE:
     225 West Wacker Drive, Suite 2400
     Chicago, Illinois  60606

ITEM 2(c). CITIZENSHIP
     Institutional Capital Corporation - Delaware corporation;
     Illinois place of business
     Robert H. Lyon - U.S.A.

ITEM 2(d). TITLE OR CLASS OF SECURITIES
     Common Stock, $1.00 par value

ITEM 2(e).  CUSIP NUMBER
     74955W-30-7

ITEM 3. If this statement is filed pursuant to Sections 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

          (a)  [ ]   Broker or dealer registered under Section 15 of the
                     Act (15 U.S.C. 78o);
          (b)  [ ]   Bank as defined in Section 3(a)(6) of the Act
                     (15 U.S.C. 78c);
          (c)  [ ]   Insurance company as defined in Section 3(a)(19) of the
                     Act (15 U.S.C. 78c);
          (d)  [ ]   Investment company registered under Section 8 of the
                     Investment Company Act of 1940 (15 U.S.C. 80a-8);
          (e)  [X]*  An investment adviser in accordance
                     with Section 13d-1(b)(1)(ii)(E);
          (f)  [ ]   An employee benefit plan or endowment fund in accordance
                     with Section 13d-1(b)(1)(ii)(F);
          (g)  [ ]   A parent holding company or control person in accordance
                     with Section 13d-1(b)(1)(ii)(G);
          (h)  [ ]   A savings association defined in Section 3(b) of the
                     Federal Deposit Insurance Act (12 U.S.C. 1813);
          (i)  [ ]   A church plan that is excluded from the definition of
                     an investment company;

          (j)  [ ]   Group, in accordance with Section 13d-1(b)(1)(ii)(j).

            *  Institutional Capital Corporation is an
               investment advisor registered under Section
               203 of the Investment Advisers Act of 1940.
               Robert H. Lyon is the President and majority shareholder of Institutional Capital
               Corporation. (Mr. Lyon is joining in this filing on Schedule 13G pursuant to Rule 13d-1(k)(1).)

ITEM 4. OWNERSHIP
     Reference is made to Items 5-11 on the cover sheet of this Schedule 13G.

     Institutional Capital Corporation has been granted discretionary dispositive power over its clients' securities and in some instances has voting power over such securities. Any and all discretionary authority which has been delegated to Institutional Capital Corporation may be revoked in whole or in part at any time.

     Mr. Lyon is joining in this Schedule 13G and reporting beneficial ownership of the same securities beneficially owned by Institutional
     Capital Corporation, as a result of his position with and stock ownership in Institutional Capital
     Corporation.  See Item 8.


ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
          N/A

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

     1) Neither Institutional Capital Corporation, nor Mr. Lyon serves as custodian of the assets of any of Institutional Capital Corporation's clients; accordingly, in each instance only the client or client's custodian or trustee bank has the right to receive dividends paid with respect to and proceeds from the sale of, such securities.

           The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities is vested in the individual and institutional clients for which Institutional Capital Corporation serves as investment advisor. Any and all discretionary authority which has been delegated to Institutional Capital Corporation may be revoked in whole or in part at any time.

           Not more than 5% of the class of such securities is owned by any one of such clients subject to the investment advice of Institutional Capital
           Corporation or its affiliates.

     2) With respect to securities owned by any one of the ICAP Funds, only UMB Bank, as custodian for each of such Funds, has the right to receive dividends paid with respect to, and proceeds from the sale of such securities. No other person is known to have such right, except that the shareholders of each such Fund participate proportionately in any dividends and distributions so paid.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
          N/A

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Institutional Capital Corporation, a Delaware corporation, is an investment advisor registered under Section 203 of the Investment Advisers Act of 1940. Mr. Lyon is President of Institutional
          Capital Corporation and beneficially owns 51% of Institutional Capital Corporation's outstanding voting securities. Mr. Lyon is joining in this
          Schedule 13G because, as a result of his position with and ownership of securities of

          Institutional Capital Corporation, Mr. Lyon could be deemed to have voting and/or investment power with respect to the shares beneficially owned by Institutional Capital Corporation. Neither the filing of this joint Schedule 13G nor any information contained herein shall be construed as an admission by Mr.
          Lyon of his control or power to influence the control of Institutional Capital Corporation.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP
          N/A

ITEM 10. CERTIFICATION

          By signing below the undersigned (i) certify that, to the best of their knowledge and belief, the securities reported herein were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect and (ii) hereby declare and affirm that the filing of this Schedule 13G shall not be construed as an admission that either of the reporting persons is the beneficial owner of the securities reported herein, which beneficial ownership is hereby expressly denied (except for such shares, if any, reported herein as beneficially owned by Institutional Capital Corporation, for its own accord or by Mr. Lyon for his individual account and not as a result of his position with and ownership of securities of Institutional Capital Corporation).

Signature

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  January 31, 2000


                              /s/ Pamela H. Conroy
                              ------------------------------------
                              Pamela H. Conroy
                              Senior Vice President and Treasurer
                              Institutional Capital Corporation



                              /s/ Robert H. Lyon
                              ------------------------------------
                              Robert H. Lyon
                              President
                              Institutional Capital Corporation

Exhibit 1
  Joint Filing Agreement

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing with the other reporting person of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, $1.00 par value, of R.H. Donnelley Corporation and that this Agreement be included as an Exhibit to such joint filing.

     This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 31st day of January, 2000.




                              /s/ Pamela H. Conroy
                              -------------------------------------
                              Pamela H. Conroy
                              Senior Vice President and Treasurer
                              Institutional Capital Corporation



                              /s/ Robert H. Lyon
                              -------------------------------------
                              Robert H. Lyon
                              President
                              Institutional Capital Corporation